LODAS SECURITIES, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2024

PUBLIC DOCUMENT
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

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SEC FILE NUMBER
8-70676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LODAS SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7133 W 95th St., Suite 205
(No. and Street)

Overland Park	KS	66212
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	402-215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kevin McCormack-Lane</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>LODAS Securities, LLC</u>, as of <u>December 31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Virginia

Prince William, Virginia

Azeen Azeem

Azeen Azeem
REGISTRATION NUMBER
7966620
COMMISSION EXPIRES
April 30, 2025

03/12/2025

Electronic Notary Public

Notary Public   7966620
                       04/30/2025

Notarized remotely online using communication technology via Proof.

Signature:
Kevin McCormack-Lane

Title: 03/12/2025
President

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LODAS SECURITIES, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2024

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Financial Statement	4-7

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
LODAS Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LODAS Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2022.
Walnut Creek, California
March 25, 2025

LODAS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Assets:

Cash	$ 20,399
Due from clearing broker	39,295
Cash deposit at clearing broker	100,000
Prepaid expenses	31,801
Total assets	$ 191,495

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Commissions payable	$ 5,389
Total liabilities	5,389
Member's equity:	186,106
Total member's equity	186,106
Total liabilities and member's equity	$ 191,495

The accompanying notes are an integral part of this statement.

1. Organization

   LODAS Securities, LLC (the "Company"), was organized as a Kansas limited liability company on January 15, 2021 as Realto Securities, LLC. The Company changed its name to LODAS Securities, LLC on January 26, 2023. The Company is a wholly owned subsidiary of LODAS Markets, Inc. (the "Member"). The Company depends on the technology platform development, successful fundraising, and capital contributions of the Member. The Company was approved as an introducing broker-dealer registered by the Securities and Exchange Commission ("SEC") on November 29, 2021, as an alternative trading system registered by the SEC on July 8, 2023, and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company provides online and offline brokerage services for primary and secondary transactions in registered and unregistered securities. The Company uses Axos Clearing LLC ("Axos") as its clearing broker.

2. Significant Accounting Policies

   Method of Accounting

   The financial statement has been prepared on the accrual basis of accounting.

   Cash and Cash Equivalents

   The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2024 there were no cash equivalents.

   Accounts Receivable and Due from Clearing Broker

   Accounts receivable and due from clearing broker are carried at the invoiced or contracted amounts. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20 - Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance was considered necessary as of December 31, 2024.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2024.

Securities Transactions

Customer securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis.

Use of Estimates

The preparation of the financial statement, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a disregarded entity for Federal and state income tax purposes. Accordingly, no income tax provision has been included in the financial statement because income or loss of the Company is reported individually by the owner of the Company. The Company follows the provisions of Financial Accounting Standards Board ASC 740, Income Taxes, to evaluate uncertain tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company did not have any uncertain tax positions at December 31, 2024. The Company is subject to examinations by all major tax jurisdictions.

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly trading registered and unregistered securities. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM). The Company has identified the President as the CODM. As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in this report.

3. Net Capital

As a broker dealer, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital, computed under Rule 15c3-1, was $154,305 at December 31, 2024, which exceeded required net capital of $5,000 by $149,305. The ratio of aggregate indebtedness to net capital was 0.35 to 1.

4. Reserve and Possession and Control Requirements

Rule 15c3-3 of the SEC provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards regarding physical possession or control of fully paid and excess margin securities. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

In addition, the Company relies on Footnote 74 of the SEC Release No. 34-70073 for its selling agent and referral lines of business.

5. Clearing Broker Requirements

The Company has a clearing agreement with Axos. The clearing agreement requires the Company to maintain a clearing deposit of $100,000. As of December 31, 2024, the total deposit at Axos was $100,000 and commissions receivable from Axos were $39,295, as presented on the statement of financial condition. In addition, the agreement requires that the Company always maintain excess net capital of $75,000 or more.

6. Revenue from Contracts with Customers

A receivable is recognized when a performance obligation is met prior to receiving payment from the clearing broker. At January 1, 2024 and December 31, 2024, the Company had due from clearing broker of $1,479 and $39,295, respectively.

7. Related-Party Transactions

The Company is party to an expense sharing agreement with the Member for operational and administrative support. Shared expenses include, but are not limited to, payroll, occupancy, and overhead costs. The Company is not obligated to reimburse or compensate the Member for shared costs. The Company's results of operations would differ significantly from those obtained if the entities were autonomous.

8. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company introduces transactions on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the handling of orders for securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price to fulfill the customer's obligation.

The Company controls this off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through the date which the financial statement was issued. There are no subsequent events that require disclosure.